

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2021

Carol Craig
Chief Executive Officer
Sidus Space, Inc.
150 N. Sykes Creek Parkway, Suite 200
Merritt Island, FL 32953

> **Re:** **Sidus Space, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 23, 2021**
> **File No. 333-261288**

Dear Ms. Craig:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed November 23, 2021

Dilution, page 38

1.   Please address the following as it relates to your dilution disclosures:
     • Revise your net tangible book value and as adjusted net tangible book value to include operating lease right-of-use assets, net.
     • Revise your net tangible book value per share and as adjusted per share information to include the effect of Class B common stock.
     • Revise the dilution per share to new investors in this offering to reflect the above changes.
     • Revise the table on page 39 to include the effect of Class B common in your existing stockholder disclosure.

<u>Consolidated Balance Sheets, page F-3</u>

2.   Please revise to ensure that the number of Class B common shares issued and outstanding, both here and in your interim financial statements, agrees to the 10.0 million shares as disclosed in your statement of stockholders' deficit.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

     Sincerely,

     Division of Corporation Finance
     Office of Technology

cc: Jeff Fessler